ASX/MEDIA RELEASE	23 May 2006

pSivida appoints Boston based Chief Financial Officer and General Counsel

US Growth Strategy Builds

Boston, MA. and Perth, Australia -Global bio-nanotech company pSivida Limited (ASX:PSD, NASDAQ:PSDV, Xetra:PSI) is pleased to announce that Mr. Michael J. Soja has been appointed Vice President, Finance and Chief Financial Officer, and Ms. Lori H. Freedman has been appointed Vice President, Corporate Affairs, General Counsel and Secretary. Both Mr. Soja and Ms .Freedman are based at pSivida’s Boston facility in the United States.

As Vice President, Finance and Chief Financial Officer, Mr. Soja will be responsible for all financial and accounting functions of the Company, reporting directly to the Chief Executive Officer. Mr. Soja brings to pSivida a substantial and varied financial background, including 20 years of experience as Chief Financial Officer of XTRA Corporation (New York Stock Exchange). He is the former Vice President, Finance and Chief Financial Officer of Control Delivery Systems Inc. (CDS), which was acquired by pSivida in December 2005. Mr. Soja earned a Masters in Business Administration from Babson College (Wellesley MA), a Masters in Accounting from Northeastern University (Boston MA) and a Bachelor of Arts degree in Mathematics from the College of the Holy Cross (Worcester MA). Mr. Aaron Finlay, who has served as pSivida’s Chief Financial Officer and Company Secretary will remain in Australia and continue as the Company Secretary while pSivida is still an Australian company and Chief Financial Officer of AION Diagnostics and pSiNutria, both wholly owned subsidiaries.

As Vice President, Corporate Affairs, General Counsel and Secretary, Ms. Freedman will be responsible for overseeing all legal affairs of the Company. Reporting directly to the Chief Executive Officer, Ms Freeman will also be assisting in the development of corporate strategies and serving as a Company Secretary to the Board of Directors. Ms. Freedman brings 14 years of legal experience and corporate law, intellectual property protection and corporate strategy development skills to pSivida. She is the former Vice President of Corporate Affairs, General Counsel, and Secretary of Control Delivery Systems. Prior to her tenure at CDS, Ms. Freedman served as Vice President, General Counsel and Secretary of Allaire Corporation (NASDAQ) and following their acquisition of Allaire, as Vice President, Business Development, and Counsel of Macromedia Inc. (NASDAQ). Ms. Freedman earned her Law degree from Boston University School of Law and her Bachelor of Arts degree in Economics and Psychology from Brandeis University (Waltham MA).

“We are very pleased to appoint Mike and Lori to these key positions. Their appointments are an integral part of pSivida’s ongoing U.S. growth strategy as we build our Boston base and their wealth of experience and expertise are a valuable asset to us as we continue to grow. The strength and experience of pSivida’s corporate management team are enhanced by their appointments,” said Mr. Gavin Rezos, CEO and Managing Director of pSivida.

-ENDS-

pSivida Limited Brian Leedman Investor Relations pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 943 1100 ext. 12 bjedynak@janispr.com	UK & Europe Public Relations Mark Swallow / Helena Podd Citigate Dewe Rogerson Tel: +44 (0)20 7638 9571 mark.swallow@citigatedr.co.uk

NOTES TO EDITORS:

pSivida is a global bio-nanotech company committed to the biomedical sector and the development of drug delivery products. Retisert™ is FDA approved for the treatment of uveitis. Vitrasert® is FDA approved for the treatment of AIDS-related CMV Retinitis. Bausch & Lomb own the trademarks; Vitrasert® and Retisert™. pSivida has licensed the technologies underlying both of these products to Bausch & Lomb. The technology underlying Medidur™, a treatment for diabetic macular edema, is licensed to Alimera Sciences and is in Phase III clinical trials.

pSivida owns the rights to develop and commercialise a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™, which has applications in drug delivery, wound healing, orthopaedics, and tissue engineering. pSivida’s subsidiary, AION Diagnostics Limited is developing diagnostic products and the subsidiary pSiNutria is developing food technology products both using BioSilicon™.

pSivida’s intellectual property portfolio consists of 70 patent families, 74 granted patents and over 290 patent applications.

pSivida conducts its operations from offices and facilities near Boston in the United States, Malvern in the United Kingdom, Perth in Western Australia and Singapore.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

The Company's largest shareholder and a strategic partner is QinetiQ, a leading international defence, security and technology company, formed in 2001 from the UK Government's Defence Evaluation & Research Agency (DERA). QinetiQ was instrumental in discovering BioSilicon(TM) and pSivida enjoys a strong relationship with it having access to its cutting edge research and development facilities. For more information visit www.QinetiQ.com

For more information, visit www.psivida.com

This document contains forward-looking statements that involve risks and uncertainties. The statements are indicated by the use of words such as "believes", "expects", "anticipates" and similar words and phrases. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: the failure of the results of the Retisert for DME trial to be a good indicator of the results of pSivida’s ongoing Phase III Medidur™ for DME trial; failure of the Medidur™ trials in DME to show a very similar improvement in visual acuity and diabetic retinopathy severity score as Retisert™ for DME; inability to recruit patients for the Phase III Medidur™ for DME trial; our failure to develop applications for BioSiliconTM due to regulatory, scientific or other issues, our inability to successfully integrate pSivida Inc’s operations and employees; the failure of the pSivida Inc’s products to achieve expected revenues and the combined entity’s inability to develop existing or proposed products; the failure of the Bausch & Lomb/Novartis co-promotion arrangement to provide faster royalty growth; failure of the slower progression or reduction of diabetic retinopathy resulting from the Retisert™ implant to have significant implications for Retisert™ and Medidur; failure of our evaluation agreements to result in license agreements; failure of Medidur™ to release the same drug as Retisert™ at the same rate; failure of the Medidur™ trials in DME to show a very similar stabilization or improvement diabetic retinopathy as Retisert™ for DME; failure to achieve cost savings; failure to execute on US growth strategy. Other reasons are contained in cautionary statements in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.